December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (404) 828-6619

Mr. Michael L. Eskew
Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

> **Re: United Parcel Service, Inc.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-15451**

Dear Mr. Eskew:

We have reviewed your response letter dated October 17, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 5. You state that you will provide "additional disclosure with respect to the categories of individual performance considered" by the compensation committee. Please confirm that you will also disclose for each named executive officer the specific contributions which were considered by the compensation committee. In addition, please confirm that you will discuss how the contributions factored into your specific compensation decisions.

2. We note your response to prior comment 6 and specifically that you "undertake to further describe target award levels for each named executive officer." Please confirm that you will disclose the performance targets for the MIP and LTIP in future filings. If you believe that disclosure of the goals is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please refer to prior comment 6 for additional guidance, as appropriate.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor